Exhibit 12.1

BURLINGTON NORTHERN SANTA FE CORPORATION and SUBSIDIARIES

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

(In Millions, Except Ratio Amounts)

(Unaudited)

Six Months Ended June 30,	2005		2004
Earnings:
Income before income taxes	$1,108		$713
Add:
Interest and fixed charges excluding capitalized interest	221		203
Portion of rent under long-term operating leases representative of an interest factor	102		95
Distributed income of investees accounted for under the equity method	2		2
Amortization of capitalized interest	4		4
Less: Undistributed equity in earnings of investments accounted for under the equity method	4		7

Total earnings available for fixed charges	$1,433		$1,010

Fixed charges:
Interest and fixed charges	$227		$208
Portion of rent under long-term operating leases representative of an interest factor	102		95

Total fixed charges	$329		$303

Ratio of earnings to fixed charges	4.36	x	3.33	x